FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.
Exact Name of Registrant as Specified in Charter

000-0809-940
Registrant CIK Number

Form 8-K, February 27, 2004, MLMI Series 2004-A1

333-112231

Name of Person Filing the Document
(If Other than the Registrant)

04009508

FEB 27 2004

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________

Name: Andrew Beal

Title: Managing Director

Dated: February 25, 2004

MLMI 2004-A1
Group #1 3/1 Jumbo ARM Collateral

	Group #1	
Collateral Type:	3/1 ARM	
Pass-Through Coupon:	4.223%	-5bps
Approx. Gross WAC:	4.473%	+/- 10bps
Aggregate Principal Balance:	$121,824,905	+/- 10%
AAA Class Size:	$117,256,000	+/- 10%
Index	1yrLibor 85% 1yrCMT 15%	approx. approx.
Net Margin	2.00bps 1yLIB 2.50bps 1yCMT	
Gross Margin	2.25bps 1yrCMT 2.75bps 1yrCMT	
Caps	2-2-10.223%	
Months to Roll	33	+/-2
Average Loan Balance(curr.):	$396k Approx.	$1,000,000 Max
Originator/Servicers:	12% Countrywide 88% National City	
WAM:	357	+/- 2
WA LTV:	72% Approx.	+/-5%
Interest Only	3% Approx.	
Single Family (including PUDS)	90% Approx.	
Geographic:	41% CA Approx.	
Cash-Out Refi.:	19% Approx.	
Avg. FICO:	729 Approx.	631-805
Rating/Subordination:	AAA/ 3.75%	+/- 50bps
Rating Agency:	S&P or MDY +Fitch	
Settlement:	Feb. 27, 2004	
Whole Loan Desk	Brian Delany	449-5320

Group #2

Collateral Type:	5/1 ARM	
Pass-Through Coupon:	4.735%	- 5bps
Approx. Gross WAC:	4.986%	+/- 5bps
Aggregate Principal Balance:	$374,076,305	+/- 10%
AAA Class Size:	$360,048,000	+/- 10%
Index	6mLibor 45% approx. 1yrLibor 48% approx. 1yrCMT 7% approx.	
Net Margin	6mLibor 1.749bps 1yrLibor 2.001bps 1yrCMT 2.09bps	
Caps	5-2-5% 1yrCmt/Libor 5-1-5% 6mLibor	
Months to Roll	55	+/-2
Average Loan Balance:	$444k Approx. $2,000,000 Max	
Originator/Servicer:	37% Countrywide 45% MLCC/Cendant(servicer) 18% National City	
WAM:	355	+/- 2
WA LTV:	69% Approx.	+/-5%
Interest Only	62% Approx.	
Single Family (including PUDS)	87% Approx.	
Geographic:	37% CA Approx.	
Cash-Out Refi.:	17% Approx.	
Avg. FICO:	723 Approx 552-812	
Rating/Subordination:	AAA/ 3.75%	+/- 50bps
Rating Agency:	S&P or MDY +Fitch	
Settlement:	Feb. 27, 2004	
Whole Loan Desk	Brian Delany 449-5320	

	Group #3	
Collateral Type:	7/1 ARM	
Pass-Through Coupon:	4.940%	+/ - 5bps
Approx. Gross WAC:	5.190%	+/- 5bps
Aggregate Principal Balance:	$73,294,237	+/- 10%
AAA Class Size:	$70,545,000	+/- 10%
Index	1yrLibor 31% approx. 1yrCMT 69% approx.	
Margin	1yrLibor 2.000n/2.250g 1yrCMT 2.490n/2.750g	
Caps	5-2-5% 1yrCmt/Libor	
Months to Roll	79	+/-2
Average Loan Balance:	$450k Approx. $1,000,000	
Originator/Servicer:	68% Countrywide 32% National City	
WAM:	355	+/- 2
WA LTV:	69% Approx.	+/-5%
Interest Only	11% Approx.	
Single Family (including PUDS)	90% Approx.	
Geographic:	30% CA Approx.	
Cash-Out Refi.:	16% Approx.	
Avg. FICO:	724 Approx 621-811	
Rating/Subordination:	AAA/ 3.75%	+/- 50bps
Rating Agency:	S&P or MDY +Fitch	
Settlement:	Feb. 27, 2004	
Whole Loan Desk	Brian Delany 449-5320	

Group #4

Collateral Type:	10/1 ARM	
Pass-Through Coupon:	5.432%	+/ - 5bps
Approx. Gross WAC:	5.682%	+/- 5bps
Aggregate Principal Balance:	$50,254,323	+/- 10%
AAA Class Size:	$48,369,000	+/- 10%
Index	6mLibor 0.41% approx. 1yrLibor 99.59% approx.	
Margin	6mLibor 1.625n/2.000g 1yrLibor 2.034n/2.284g	
Caps	5-1-5% 6mLibor 5-2-5% 1yrLibor	
Months to Roll	118	+/-2
Average Loan Balance:	$540k Approx. $2,250,000 Max	
Originator/Servicer:	98.73% Countrywide 0.41% Cendant 0.86% GMAC	
WAM:	358	+/- 2
WA LTV:	70% Approx.	+/-5%
Interest Only	55% Approx.	
Single Family (including PUDS)	90% Approx.	
Geographic:	73% CA Approx.	
Cash-Out Refi.:	11% Approx.	
Avg. FICO:	736Approx	
Rating/Subordination:	AAA/ 3.75%	+/- 50bps
Rating Agency:	S&P or MDY +Fitch	
Settlement:	Feb. 27, 2004	
Whole Loan Desk	Brian Delany 449-5320	

January 30, 2004 02:18PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 4A1
Current Balance: $48,369,000.00 Current Coupon: 5.43237%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmtly (1.26) liborly (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-24	4.886	3.47	4.841	3.23	4.793	3.01	4.715	2.71	4.573	2.29	4.236	1.68	3.819	1.26
101-24+	4.882		4.836		4.788		4.709		4.566		4.227		3.807	
101-25	4.878		4.832		4.783		4.704		4.559		4.218		3.795	
101-25+	4.873		4.827		4.778		4.698		4.553		4.209		3.783	
101-26	4.869	3.47	4.822	3.23	4.773	3.01	4.692	2.71	4.546	2.30	4.200	1.68	3.771	1.27
101-26+	4.864		4.817		4.768		4.687		4.539		4.191		3.759	
101-27	4.860		4.813		4.762		4.681		4.533		4.182		3.747	
101-27+	4.856		4.808		4.757		4.676		4.526		4.173		3.735	
101-28	4.851	3.48	4.803	3.24	4.752	3.01	4.670	2.72	4.519	2.30	4.164	1.69	3.723	1.27
101-28+	4.847		4.798		4.747		4.664		4.513		4.155		3.711	
101-29	4.842		4.794		4.742		4.659		4.506		4.146		3.699	
101-29+	4.838		4.789		4.737		4.653		4.499		4.137		3.687	
101-30	4.834	3.48	4.784	3.24	4.732	3.02	4.647	2.72	4.493	2.30	4.128	1.69	3.674	1.27
101-30+	4.829		4.780		4.727		4.642		4.486		4.119		3.662	
101-31	4.825		4.775		4.722		4.636		4.479		4.110		3.650	
101-31+	4.820		4.770		4.717		4.631		4.473		4.100		3.638	
102-00	4.816	3.48	4.765	3.24	4.712	3.02	4.625	2.72	4.466	2.30	4.091	1.69	3.626	1.27
102-00+	4.812		4.761		4.707		4.619		4.460		4.082		3.614	
102-01	4.807		4.756		4.702		4.614		4.453		4.073		3.602	
102-01+	4.803		4.751		4.697		4.608		4.446		4.064		3.590	
102-02	4.799	3.48	4.747	3.24	4.692	3.02	4.603	2.72	4.440	2.30	4.055	1.69	3.578	1.27
102-02+	4.794		4.742		4.687		4.597		4.433		4.046		3.566	
102-03	4.790		4.737		4.682		4.591		4.426		4.037		3.554	
102-03+	4.785		4.733		4.676		4.586		4.420		4.028		3.542	
WAL	4.151		3.828		3.534		3.141		2.603		1.845		1.351	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	12/25/13		12/25/13		12/25/13		12/25/13		12/25/13		12/25/13		12/25/13	

NOTE: all flows to CALL.

January 30, 2004 02:18PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 4A1
Current Balance: $48,369,000.00 Current Coupon: 5.43237%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmt1y (1.26) libor1y (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-04	4.781	3.48	4.728	3.24	4.671	3.02	4.580	2.72	4.413	2.30	4.019	1.69	3.530	1.27
102-04+	4.777		4.723		4.666		4.575		4.407		4.010		3.518	
102-05	4.772		4.718		4.661		4.569		4.400		4.001		3.506	
102-05+	4.768		4.714		4.656		4.563		4.393		3.992		3.494	
102-06	4.764	3.48	4.709	3.24	4.651	3.02	4.558	2.72	4.387	2.31	3.983	1.69	3.482	1.27
102-06+	4.759		4.704		4.646		4.552		4.380		3.974		3.470	
102-07	4.755		4.700		4.641		4.547		4.373		3.965		3.458	
102-07+	4.750		4.695		4.636		4.541		4.367		3.956		3.446	
102-08	4.746	3.49	4.690	3.25	4.631	3.03	4.535	2.73	4.360	2.31	3.947	1.69	3.434	1.27
WAL	4.151		3.828		3.534		3.141		2.603		1.845		1.351	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	12/25/13		12/25/13		12/25/13		12/25/13		12/25/13		12/25/13		12/25/13	

NOTE: all flows to CALL.

January 30, 2004 02:24PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 1A1
Current Balance: $117,256,000.00 Current Coupon: 4.22322%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmt1y (1.26) libor1y (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-12	3.407	1.94	3.381	1.88	3.354	1.83	3.311	1.74	3.233	1.61	3.045	1.36	2.800	1.14
101-12+	3.399		3.373		3.346		3.303		3.224		3.034		2.786	
101-13	3.392		3.365		3.338		3.294		3.214		3.022		2.773	
101-13+	3.384		3.357		3.329		3.285		3.204		3.011		2.759	
101-14	3.376	1.94	3.349	1.88	3.321	1.83	3.276	1.74	3.195	1.61	3.000	1.36	2.746	1.14
101-14+	3.368		3.341		3.312		3.267		3.185		2.988		2.732	
101-15	3.360		3.333		3.304		3.259		3.176		2.977		2.719	
101-15+	3.352		3.324		3.296		3.250		3.166		2.966		2.705	
101-16	3.344	1.94	3.316	1.88	3.287	1.83	3.241	1.75	3.157	1.61	2.955	1.36	2.692	1.14
101-16+	3.336		3.308		3.279		3.232		3.147		2.943		2.678	
101-17	3.328		3.300		3.270		3.223		3.138		2.932		2.665	
101-17+	3.320		3.292		3.262		3.215		3.128		2.921		2.651	
101-18	3.312	1.94	3.284	1.88	3.254	1.83	3.206	1.75	3.119	1.61	2.910	1.37	2.638	1.14
101-18+	3.305		3.276		3.245		3.197		3.109		2.898		2.624	
101-19	3.297		3.267		3.237		3.188		3.100		2.887		2.611	
101-19+	3.289		3.259		3.228		3.180		3.090		2.876		2.597	
101-20	3.281	1.94	3.251	1.89	3.220	1.83	3.171	1.75	3.081	1.61	2.865	1.37	2.584	1.14
101-20+	3.273		3.243		3.212		3.162		3.071		2.854		2.571	
101-21	3.265		3.235		3.203		3.153		3.062		2.842		2.557	
101-21+	3.257		3.227		3.195		3.144		3.052		2.831		2.544	
101-22	3.249	1.94	3.219	1.89	3.187	1.83	3.136	1.75	3.043	1.61	2.820	1.37	2.530	1.14
101-22+	3.241		3.210		3.178		3.127		3.033		2.809		2.517	
101-23	3.234		3.202		3.170		3.118		3.024		2.797		2.503	
101-23+	3.226		3.194		3.161		3.109		3.014		2.786		2.490	
WAL	2.066		2.003		1.941		1.850		1.704		1.431		1.183	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	11/25/06		11/25/06		11/25/06		11/25/06		11/25/06		11/25/06		11/25/06	

NOTE: all flows to CALL.

January 30, 2004 02:24PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 1A1
Current Balance: $117,256,000.00 Current Coupon: 4.22322%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmt1y (1.26) libor1y (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-24	3.218	1.94	3.186	1.89	3.153	1.83	3.101	1.75	3.005	1.62	2.775	1.37	2.476	1.14
101-24+	3.210		3.178		3.145		3.092		2.995		2.764		2.463	
101-25	3.202		3.170		3.136		3.083		2.986		2.753		2.450	
101-25+	3.194		3.162		3.128		3.074		2.976		2.742		2.436	
101-26	3.186	1.94	3.154	1.89	3.120	1.83	3.066	1.75	2.967	1.62	2.730	1.37	2.423	1.14
101-26+	3.178		3.146		3.111		3.057		2.958		2.719		2.409	
101-27	3.171		3.137		3.103		3.048		2.948		2.708		2.396	
101-27+	3.163		3.129		3.095		3.039		2.939		2.697		2.382	
101-28	3.155	1.94	3.121	1.89	3.086	1.83	3.031	1.75	2.929	1.62	2.686	1.37	2.369	1.14
WAL	2.066		2.003		1.941		1.850		1.704		1.431		1.183	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	11/25/06		11/25/06		11/25/06		11/25/06		11/25/06		11/25/06		11/25/06	

NOTE: all flows to CALL.

January 30, 2004 02:14PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 3A1
Current Balance: $70,545,000.00 Current Coupon: 4.94024%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmt1y (1.26) libor1y (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-13	4.426	3.06	4.392	2.89	4.357	2.73	4.299	2.50	4.191	2.17	3.933	1.64	3.601	1.25
101-13+	4.421		4.387		4.351		4.292		4.184		3.923		3.589	
101-14	4.416		4.382		4.345		4.286		4.177		3.914		3.577	
101-14+	4.411		4.376		4.340		4.280		4.170		3.905		3.565	
101-15	4.406	3.06	4.371	2.89	4.334	2.73	4.274	2.50	4.163	2.17	3.895	1.64	3.552	1.25
101-15+	4.401		4.366		4.328		4.268		4.156		3.886		3.540	
101-16	4.396		4.360		4.323		4.262		4.149		3.877		3.528	
101-16+	4.391		4.355		4.317		4.256		4.142		3.867		3.516	
101-17	4.386	3.06	4.350	2.89	4.312	2.73	4.250	2.50	4.135	2.17	3.858	1.64	3.503	1.25
101-17+	4.381		4.345		4.306		4.243		4.128		3.849		3.491	
101-18	4.376		4.339		4.300		4.237		4.121		3.839		3.479	
101-18+	4.371		4.334		4.295		4.231		4.114		3.830		3.467	
101-19	4.366	3.06	4.329	2.89	4.289	2.73	4.225	2.50	4.107	2.17	3.821	1.64	3.454	1.25
101-19+	4.361		4.323		4.284		4.219		4.100		3.811		3.442	
101-20	4.356		4.318		4.278		4.213		4.093		3.802		3.430	
101-20+	4.351		4.313		4.272		4.207		4.085		3.793		3.418	
101-21	4.346	3.06	4.307	2.89	4.267	2.73	4.201	2.51	4.078	2.17	3.783	1.64	3.406	1.25
101-21+	4.341		4.302		4.261		4.194		4.071		3.774		3.393	
101-22	4.336		4.297		4.256		4.188		4.064		3.765		3.381	
101-22+	4.331		4.292		4.250		4.182		4.057		3.755		3.369	
101-23	4.326	3.07	4.286	2.89	4.244	2.73	4.176	2.51	4.050	2.17	3.746	1.65	3.357	1.26
101-23+	4.321		4.281		4.239		4.170		4.043		3.737		3.345	
101-24	4.316		4.276		4.233		4.164		4.036		3.728		3.332	
101-24+	4.311		4.270		4.228		4.158		4.029		3.718		3.320	
WAL	3.488		3.278		3.080		2.804		2.402		1.778		1.329	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	09/25/10		09/25/10		09/25/10		09/25/10		09/25/10		09/25/10		09/25/10	

NOTE: all flows to CALL.

January 30, 2004 02:14PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 3A1
Current Balance: $70,545,000.00 Current Coupon: 4.94024%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmt1y (1.26) libor1y (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-25	4.306	3.07	4.265	2.90	4.222	2.73	4.152	2.51	4.022	2.17	3.709	1.65	3.308	1.26
101-25+	4.301		4.260		4.216		4.146		4.015		3.700		3.296	
101-26	4.296		4.255		4.211		4.140		4.008		3.690		3.284	
101-26+	4.291		4.249		4.205		4.133		4.001		3.681		3.272	
101-27	4.286	3.07	4.244	2.90	4.200	2.74	4.127	2.51	3.994	2.18	3.672	1.65	3.259	1.26
101-27+	4.281		4.239		4.194		4.121		3.987		3.663		3.247	
101-28	4.276		4.233		4.188		4.115		3.980		3.653		3.235	
101-28+	4.271		4.228		4.183		4.109		3.973		3.644		3.223	
101-29	4.266	3.07	4.223	2.90	4.177	2.74	4.103	2.51	3.966	2.18	3.635	1.65	3.211	1.26
WAL	3.488		3.278		3.080		2.804		2.402		1.778		1.329	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	09/25/10		09/25/10		09/25/10		09/25/10		09/25/10		09/25/10		09/25/10	

NOTE: all flows to CALL.

January 30, 2004 02:29PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 2A1
Current Balance: $360,048,000.00 Current Coupon: 4.73585%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmt1y (1.26) libor1y (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-15+	4.096	2.66	4.065	2.54	4.032	2.43	3.979	2.26	3.881	2.01	3.641	1.58	3.326	1.24
101-16	4.090		4.059		4.026		3.973		3.874		3.632		3.313	
101-16+	4.084		4.053		4.020		3.966		3.866		3.622		3.301	
101-17	4.079		4.047		4.013		3.959		3.858		3.612		3.288	
101-17+	4.073	2.66	4.041	2.54	4.007	2.43	3.952	2.26	3.851	2.01	3.603	1.59	3.276	1.24
101-18	4.067		4.035		4.001		3.945		3.843		3.593		3.264	
101-18+	4.061		4.029		3.994		3.939		3.836		3.583		3.251	
101-19	4.056		4.023		3.988		3.932		3.828		3.574		3.239	
101-19+	4.050	2.66	4.017	2.54	3.982	2.43	3.925	2.26	3.820	2.01	3.564	1.59	3.227	1.24
101-20	4.044		4.011		3.975		3.918		3.813		3.554		3.214	
101-20+	4.038		4.005		3.969		3.912		3.805		3.545		3.202	
101-21	4.033		3.999		3.963		3.905		3.798		3.535		3.190	
101-21+	4.027	2.66	3.993	2.54	3.957	2.43	3.898	2.27	3.790	2.02	3.525	1.59	3.177	1.24
101-22	4.021		3.987		3.950		3.891		3.782		3.516		3.165	
101-22+	4.015		3.981		3.944		3.885		3.775		3.506		3.153	
101-23	4.010		3.975		3.938		3.878		3.767		3.496		3.140	
101-23+	4.004	2.66	3.969	2.54	3.931	2.43	3.871	2.27	3.760	2.02	3.487	1.59	3.128	1.24
101-24	3.998		3.963		3.925		3.864		3.752		3.477		3.116	
101-24+	3.992		3.957		3.919		3.858		3.744		3.468		3.103	
101-25	3.987		3.950		3.912		3.851		3.737		3.458		3.091	
101-25+	3.981	2.66	3.944	2.54	3.906	2.43	3.844	2.27	3.729	2.02	3.448	1.59	3.079	1.24
101-26	3.975		3.938		3.900		3.837		3.722		3.439		3.067	
101-26+	3.969		3.932		3.894		3.831		3.714		3.429		3.054	
101-27	3.964		3.926		3.887		3.824		3.706		3.419		3.042	
WAL	2.940		2.802		2.670		2.479		2.189		1.698		1.309	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	09/25/08		09/25/08		09/25/08		09/25/08		09/25/08		09/25/08		09/25/08	

NOTE: all flows to CALL.

January 30, 2004 02:29PM
Settlement: February 27, 2004
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI04A1_V5 Class 2A1
Current Balance: $360,048,000.00 Current Coupon: 4.73585%

Merrill Lynch & Company
HyperStruct
Next Payment: March 25, 2004

cmt1y (1.26) libor1y (1.46) libor6m (1.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-27+	3.958	2.66	3.920	2.55	3.881	2.43	3.817	2.27	3.699	2.02	3.410	1.59	3.030	1.25
101-28	3.952		3.914		3.875		3.810		3.691		3.400		3.017	
101-28+	3.946		3.908		3.868		3.804		3.684		3.391		3.005	
101-29	3.941		3.902		3.862		3.797		3.676		3.381		2.993	
101-29+	3.935	2.66	3.896	2.55	3.856	2.43	3.790	2.27	3.669	2.02	3.371	1.59	2.981	1.25
101-30	3.929		3.890		3.850		3.783		3.661		3.362		2.968	
101-30+	3.923		3.884		3.843		3.777		3.653		3.352		2.956	
101-31	3.918		3.878		3.837		3.770		3.646		3.343		2.944	
101-31+	3.912	2.66	3.872	2.55	3.831	2.43	3.763	2.27	3.638	2.02	3.333	1.59	2.932	1.25
WAL	2.940		2.802		2.670		2.479		2.189		1.698		1.309	
1st Prin	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Mat.	09/25/08		09/25/08		09/25/08		09/25/08		09/25/08		09/25/08		09/25/08	

NOTE: all flows to CALL.

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.